SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-9224

                           NOTIFICATION OF LATE FILING

(Check One):X  Form 10-KSB __Form 11-K __Form 20-F ___Form 10-Q ___Form N-SAR
           ---
         For Period Ended:             December 31, 2003
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___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                           -----------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------
                                     PART 1
                              REGISTRANT INFORMTION

Full name of registrant:  CNE Group, Inc.
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Former name if applicable:
                           -----------------------------------------------------
Address of principal executive office (street and number):200 West 57th Street,
                                                          Suite  507
                                                          ---------------------
City, state and zip code:  New York, NY  10019
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

                                     PART 11
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant is unable to complete its audited consolidated financial statements within the prescribed time due to, among other things, the requirement to integrate the financial statements, on an audited basis, of the companies we acquired during the year. Accordingly, Registrant needs the extension of time to complete its audited consolidated financial statements.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Anthony S. Conigliaro               212                    977-2200
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         (Name)                    (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          X   Yes        No
                                                       ------

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          X   Yes        No
                                                        ------


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant reasonably expects the Net Loss for the year ended December 31, 2003 to be approximately $1,119,000 as compared to the Net Income of $1,597,000 for the year ended December 31, 2002. The reason for the difference between the Net Loss in 2003 as compared to the Net Income for 2002 can be primarily attributed to Income from Discontinued Operations of $3,712,000 which was due primarily to a gain recognized on the extinguishment of debt in January 2002.


                                 CNE Group, Inc.
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                 . (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 29, 2004            By: /s/ Anthony S. Conigliaro
       --------------                ------------------------------------------
                                     Anthony S. Conigliaro
                                     Vice President and Chief Financial Officer

         INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

          1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule G-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.